                                                                     EXHIBIT 12


               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   UNAUDITED


                                                          YEAR ENDED DECEMBER 31
                                                       1995        1996        1997
                                                              (IN THOUSANDS)
US GAAP
Earnings:
Profit and loss before taxes.......................  L.(27,607)  L.(35,830)  L.(76,604)
FIXED CHARGES:
Interest element of capital lease charges..........        515         853         535
Rental expense deemed to be representative of
interest factor(1).................................        244         386         415
Other interest expense.............................      1,956         381       1,493
Amortisation of debt discount and expense..........     14,647      39,100      64,339
                                                       -------    --------   ---------
                                                        17,362      40,720      67,782
                                                       -------    --------   ---------
(Loss)/profit before income taxes and fixed charges    (10,245)      4,890      (9,822)

Fixed charges......................................    (17,362)    (40,720)    (66,782)
Deficiency of earnings to fixed charges............    (27,607)    (35,830)    (76,604)
Ratio of earnings to fixed charges(2)..............      N/A         N/A         N/A

(1) For the purposes of the calculation of the deficiency/ratio of earnings to fixed charges the portion of rental expenses deemed to be representative of the interest factor is 1/3 of the rental expense.

(2)  The ratio of earnings to fixed charges is computed by aggregating:

     (a)  income from continuing operations before taxes on income;
     (b)  fixed charges.

     and dividing the total by fixed charges.